UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 000-19125 - CF#31780

Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2014.

Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through	January 14, 2020
Exhibit 10.2	through	October 26, 2021
Exhibit 10.3	through	October 26, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary